FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 19, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated March 19, 2004.

ARM Holdings plc
Settlement of all outstanding issues with Herodion

CAMBRIDGE, UK, 19 March 2004 – ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] today announces the settlement of all outstanding issues with Herodion (picoTurbo Inc’s successor entity), following the arbitration process referred to in the preliminary results announcement on 27 January 2004. These issues related to the out-of-court settlement of the patent lawsuit against picoTurbo in December 2001.

Following the findings of the arbitration panel and subsequent discussions between the parties, ARM has agreed to pay £6.4 million to Herodion as part of the full and final settlement of all outstanding legal issues. This amount includes the original cash investment that ARM committed to make and settlement of Herodion claims for damages in compensation for loss of license revenue and royalty payments.

As this amount represents a post balance sheet adjusting event in respect of ARM’s results for the year to 31 December 2003, it will be charged as a one-off item to the 2003 profit and loss account in the 2003 statutory accounts of ARM Holdings plc. These accounts will be posted to shareholders on 24 March 2004. The fully diluted earnings per share under UK GAAP for 2003 of 2.1p per share reported in the preliminary announcement on 27 January 2004 is adjusted to 1.5p per share as a result of the inclusion of the Herodion settlement. Similarly, the fully diluted earnings per share under US GAAP for 2003 of 1.9p is adjusted to 1.3p.

This settlement agreement is not expected to have any impact on ARM’s financial results in 2004.

ARM will be announcing its results for the first quarter of 2004 on 20 April 2004.

- ENDS -

For further information please contact:

Sarah Marsland / James Melville-Ross	Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 20 7831 3113	+44 (0) 1223 400 537

About ARM
 ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. ARM licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading electronics companies. The company also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in applications such as automotive, consumer entertainment, security, imaging, industrial, mass storage, networking and wireless.

More information on ARM is available at http://www.arm.com

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004

ARM HOLDINGS PLC.

By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer